Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 25, 2015	NR 08 - 2015

Avrupa drills 57.35 meters of 2.09 g/t gold at Slivovo

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57.35 m @ 2.09 g/t Au and 15.9 g/t Ag in SLV014

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Drilling continues in the Peshter Gossan target area

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Geological/exploration model updated

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce results from the startup of Phase 3 drilling on the Slivovo Project, located in Kosovo.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).  BIL has completed 51% earn-in requirements by spending € 1million for exploration on the Slivovo license.

Drill hole SLV014, collared approximately 45 meters north of SLV004 (126.5 meters @ 6.2 g/t gold, news release of December 17, 2014), and drilled roughly parallel to SLV004 (-40 degrees inclination to the northeast), intersected 57.35 meters of 2.09 g/t gold and 15.94 g/t silver.  The strong gold and silver mineralization started at a depth of 31 meters, continuing to a depth of 88.35 meters.  Anomalous lead and zinc mineralization, averaging 0.73% and 1.00%, respectively, accompanied the precious metals over the same intercept width.  Following is a breakdown of the gold and silver values over the length of the SLV014 intercept:

Interval (m)	From (m)	To (m)	Gold -- g/t	Silver -- g/t
57.35	31	88.35	2.09	15.94
including
17.00	45	62	3.42	20.58
and
11.00	70	81	3.23	11.18

Table 1.  Precious metal results from SLV014

Avrupa’s President/CEO, Paul Kuhn, commented, “Drilling at Peshter continues to create exciting gold results.  With nearly 2,000 meters left in the present drilling program, we will continue to evaluate the potential of the Peshter gold discovery, with the goal being to accumulate a precious metal resource robust enough to move the project forward to the next phase.”

Phase 3 drilling continues, with eight more holes now completed after SLV014.  Total meters, to date, for this phase stands at 1,035 meters.  Logging and sampling is underway, with samples from several holes just arriving at the assay laboratory.  The following map shows the drillhole collar locations and map view traces through SLV022.

Peshter Gossan
Geology - Alteration
A'
B'
001
019
017016
018
014
002
004
011
A
B
003
006
005
020
022
021
013012
007
008
Legend
DH Gossan
DH No Gossan
Gossan Trace
No Gossan Trace
Under Gossan Trace
Sections
Thrust Fault
Shear_Zone
HB_Porphyry
Gossan
Calcareous
Non-Calcareous
Quartz Sulfide Veining
Meters
0 25 50 100
N

Figure 1.  Plan view map of drilling in the Peshter Gossan Zone.  Note the locations of SLV014, SLV004, and SLV011.

The Peshter Gossan prospect is a carbonate-hosted, intrusive-related, gold discovery in central Kosovo.  In general, mineralization occurs as a multi-stage event, with the influx of gold being one of the latest stages.  Gold and base metal-bearing fluids infiltrated the calcareous sediments at Peshter, which are dominated by pebble-sized conglomerates, sandstones, and minor siltstones.

Alteration, characterized by silicification, pyritization, sericitization, and decalcification, is focused in the pebble conglomerates.  Late-stage formation of open spaces in the sediments and overall dolomitization of the rocks appear to have provided pathways for gold-bearing fluids to circulate through the rocks and eventually deposit metals at Peshter.  Mineralization, dominated by sulfides, including pyrite, pyrrhotite, galena, sphalerite, arsenopyrite, and bismuthinite, also includes minor bismuth telluride.  Native gold, ranging from ten micron to one-millimeter size grains, is interstitially associated with galena, sphalerite, bismuthinite, as free grains in quartz – calcite veins, and within the matrix of the sedimentary host rocks.

Zonation in alteration and element distribution are directly tied to a series of hornblende-biotite dikes that intrude the sedimentary sequence.  Proximal to the dikes, alteration is characterized by hornfels and skarnoid formation, associated with elevated copper values.  Distal to the dikes, alteration is characterized by silicification, and may be associated with elevated lead and zinc anomalism.

The following sections for SLV004 and SLV011, recently placed on the Avrupa website, illustrate the style of mineralization in SLV014.  The positive results in this new hole clearly extend the continuity of mineralization to the north of the initial gold intercept in the Peshter Gossan zone.  The orientation of the drilling shows that core clearly cuts highly folded mineralized sediments at an overall close-to-perpendicular angle.

West-Southwest
A
Schematic Section Through SLV002, SLV004
East-Northeast
A'
(facing North-Northwest, ~ 20 m Northwest of Section B-B')
SLV002
SLV004
123 m
182 m
?
0
50
100 m
Reported gold intercept
Dissolution void/fill
Gently folded bedding
Strongly folded bedding
Hornblende porphyry
Silicified calcareous rock
Calcareous rock
Non-calcareous rock
Gossan
Thrust fault
Shear zone
Reported Gold Intercepts
SLV004: 126.5 m @ 6.2 g/t gold

Figure 2.  Section through SLV002 and SLV004, showing previously reported gold intercept.

West-Southwest
East-Northeast
B
Schematic Section Through SLV005, SLV006, SLV011
B'
(facing North-Northwest, ~ 20 m Southeast of Section A-A')
SLV011
SLV005, SLV006
88 m
126 m
201 m
?
Reported gold intercept
Dissolution void/fill
Gently folded bedding
Strongly folded bedding
Hornblende porphyry
Gossan
Silicified calcareous rock
Calcareous rock
Non-calcareous rock
Thrust fault
Shear zone
Reported Gold Intercepts
SLV005: 12 m @ 12.2 g/t gold
SLV006: 5.5 m @ 1.1 g/t gold
10.8 m @ 1.25 g/t gold
3.4 m @ 3.1 g/t gold
SLV011: 55 m @ 4.2 g/t gold
0
50
100
meters

Figure 3.  Section through SLV005, SLV006, and SLV011 showing previously reported gold intercepts.  SLV005 and SLV006 lie approximately 20 meters in front of this section, and are shown for interpretative purposes.

Notes on analytical methods and quality control.  All samples were sent to the ALS Minerals sample preparation facility at Rosia Montana, Romania.  ALS performed the gold analyses at Rosia Montana, using their standard Au-AA23 fire assay-atomic absorption spectroscopy (AAS) method on a 30-gram prepared sample.  For the standard ME-MS61 multi-element analyses, ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland, where all other metals’ results were obtained using a four-acid digestion, followed by ICP-AES analysis for near-total results in all metals  In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own normal, internal QAQC from results generated by the systematic inclusion of certified reference materials, blank samples and field duplicate samples. The analytical results from the quality control samples in the SLV009 through SLV013 work orders have been evaluated, and conform to industry best practice standards.

Byrnecut International Limited is an Australian company engaged in mechanized underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two (one under application) in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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